Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

August 22, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise 10 Crypto Index Fund
File No. 333-287889

Dear Ms. Cheng and Ms. Paik:

This letter responds to your comments regarding amendment no. 1 to the registration statement filed on Form S-3 for the Bitwise 10 Crypto Index Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 18, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes that the Exchange filed an amended Rule 19b-4 application on July 17, 2025. Please revise your disclosure throughout the prospectus, including with respect to information incorporated by reference from your Annual Report on Form 10-K for the fiscal year ended December 31, 2024, for consistency with the amended Rule 19b-4 application.

Response to Comment 1

The disclosure throughout the prospecuts has been updated to align with the representations made in the Rule 19b-4 application, including information incorporated by reference therein.

Comment 2 – Prospectus Summary – Overview of the Trust, page 1

The Staff notes your response to prior comment 3. Please reconcile your disclosures here and on page 28 to be consistent with your response relating to the Sponsor’s pursuit of incidental opportunities.

Response to Comment 2

The prospectus has been updated in applicable sections to make clear that the Trust will not pursue incidental opportunities..

August 22, 2025

Comment 3 – Prospectus Summary – The Index, page 1

Please revise to include a brief description of each of the constituent platforms comprising the Index, including the eligibility criteria, any oversight of the selection process, and where the platforms are located and how they are licensed or regulated. In addition, please include a table with market share and volume information for each constituent platform used to calculate the Index.

Response to Comment 3

The prospectus has been updated in accordance with the Staff’s comment.

Comment 4 – Material Contracts – Custodian Agreement, page 53

The Staff notes your response to prior comment 4. Please reconcile your statement here that “[n]either the Sponsor nor the Trust has given any instructions to the Custodian as it relates to Incidental Rights and/or IR Assets,” with your disclosure elsewhere that the Trust will not seek to acquire, and has disclaimed ownership in any, IR Assets or Incidental Rights.

Response to Comment 4

The prospectus has been updated in applicable locations to make clear that the Trust will disclaim such assets but it has not given an anticipatory instruction to the Custodian..

Comment 5 – Exhibits

The Staff notes your response to prior comment 20 and re-issues the comment in part. Please file your Prime Execution Agreement and Trade Financing Agreement as exhibits to the registration statement, or tell us why they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 5

In accordance with the Staff’s comments, the Prime Execution Agreement and Trade Financing Agreement have been filed as exhibits to the Registration Statement.

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August 22, 2025

Please call me at (312) 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management
James Audette, Esq., Chapman and Cutler LLP